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                              May 24, 2021

       Martin Mackay
       Chief Executive Officer
       Rallybio Holdings, LLC
       234 Church Street, Suite 1020
       New Haven, CT 06510

                                                        Re: Rallybio Holdings,
LLC
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 27,
2021
                                                            CIK No. 0001739410

       Dear Dr. Mackay:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Pipeline , page 2

   1. Please remove the last row of your pipeline table, as the inclusion of the "undisclosed"
                                                        program is premature
and speculative. Alternatively, please explain why you believe this program is material to
your operations and warrants inclusion in the pipeline table at this time. We note that your
filing contains minimal discussion of this program, which implies that it is not
sufficiently material to your operations to warrant more discussion. Finally, revise your pipeline
table to make it legible.
 Martin Mackay
FirstName  LastNameMartin Mackay
Rallybio Holdings, LLC
Comapany
May        NameRallybio Holdings, LLC
     24, 2021
May 24,
Page 2 2021 Page 2
FirstName LastName
RLYB116 and RLYB114 for the Treatment of Diseases Related to Complement Pathway Dysregulation, page 3

2. Please clarify that in the summary section that RLYB114 is still in the preclinical stage.
         We note your disclosure on page 106 to this effect.
Our Strategy , page 4

3. We note your disclosure here and in the Business section that your strategy is to "rapidly advance" RLYB212, RLYB116 and RLYB114 through clinical development. Please revise this disclosure to remove any implication that you will be successful in commercializing your product candidates in a rapid manner as such statements are speculative.
Business
Intellectual Property , page 110

4. Please specifically disclose each of the "25 additional countries worldwide" in which you have granted patents and/or pending patent applications and the expiration date of these international patents and/or pending patent applications.
Joint Venture Agreement, page 112

5. Please attach the RE Ventures operating agreement with Exscientia as an exhibit or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of Regulation S-K.
Executive and Director Compensation , page 141

6. Please attach the employment agreements with Dr. Mackay, Dr. Uden, and Mr. Fryer as exhibits or tell us why you believe such filing is not required. Refer to Item 601(b)(10) of
         Regulation S-K.
Note 2 - Summary of Significant Accounting Policies
Equity-based Compensation, page F-10

7. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common units underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.
General

8. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
 Martin Mackay
Rallybio Holdings, LLC
May 24, 2021
Page 3
      not they retain copies of the communications.
       You may contact David Burton at 202-551-3626 or Jeanne Baker at 202-551-3691 if you
have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,
FirstName LastNameMartin Mackay
                                                        Division of Corporation
Finance
Comapany NameRallybio Holdings, LLC
                                                        Office of Life Sciences
May 24, 2021 Page 3
cc:       Marc A. Rubenstein
FirstName LastName